WRITERS’ GROUP FILM CORP.
8200 Wilshire Blvd., Suite 200, Beverly Hills, CA 90211
Phone: (310) 461-3737
Facsimile (310) 496-0350

Max A. Webb
Donald Field
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

January 10, 2014

Re: Writers’ Group Film Corp.
Registration Statement on Form S-1
Filed December 16, 2013
File No. 333-192887
Comments Letter of January 7, 2014

Dear Messrs. Webb and Field:

Thank you for your comments letter of January 7, 2014 in regards to our Form S-1 registration statement filed on December 16, 2013. We offer the following in response to your comments.

1.) As requested, we confirm our understanding of the guidance provided in your comment number 1 regarding subsequent registration statements related to this equity line financing transaction.

Specifically, we understand that for purposes of Rule 415 of the Securities Act of 1933 and our eligibility to rely upon such rule, the staff will treat as different transactions any registration statement that registers shares of our common stock for sale by Dutchess Opportunity Fund, II, LP after the later of (i) 60 days after the time that Dutchess Opportunity Fund, II, LP and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Dutchess Opportunity Fund, II, LP and its affiliates. To the extent that a subsequent registration statement is filed prior to such timing, the staff may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

2.) We have revised our prospectus cover page to disclose the current number of shares of our common stock that Dutchess Opportunity Fund, II, LP may acquire pursuant to the equity line financing transaction based on the current market price of our shares of common stock and ignoring any caps on the number of shares that Dutchess Opportunity Fund, II, LP can own at any time, as requested. The figure is 35,087,719,298 shares.

The calculation we used to determine this figure is:

$10,000,000
--------------------           = 35,087,719,298
($0.0003 x 0.95)

Our calculation was arrived at by taking the maximum amount of the investment agreement, $10,000,000, and dividing this by the product of: a) the closing market price per share as of a recent date ($0.0003); and b) the discount to the market price (5% discount = 0.95 discounted price), which represents the price at which Dutchess is required to purchase any shares put to it under the investment agreement.

In addition, we will request acceleration of the effective date of the Form S-1 registration statement, pending clearance of all comments. To this end, please be advised of our written acknowledgements as follows:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time and attention. Please contact myself or counsel with any questions or further comments or requests.

Sincerely,

/s/ Eric Mitchell
Eric Mitchell
President and Principal Executive Officer